UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CX NETWORK GROUP, INC.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

12672T 108

(CUSIP Number)

Huibin Su

Vanke building 1801A, No.10, Longxi Road

Dongguan Avenue, Nancheng District

Dongguan, Guangdong Province, China

Telephone: + 86-755-26412816

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

Attention: Arila Zhou

Telephone: +1 (212) 530-2232

January 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Golden Fish Capital Investment Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,621,500
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,621,500
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,621,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.26% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

* Percentage is calculated based on 21,376,918 shares of common stock outstanding as of January 15, 2019 as disclosed in the Issuer’s Form 10-K filed on January 15, 2019.

1	NAMES OF REPORTING PERSONS: Huibin Su I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (for 8,666,667 shares) and OO (for 2,261,500 shares)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,288,167(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 11,288,167
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,288,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.81% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Including 8,666,667 shares of Common Stock directly held by Mr. Su and 2,621,500 shares of Common Stock beneficially owned by Mr. Huibin Su through his holding of Golden Fish Capital Investment Limited (“Golden Fish”). Since Mr. Huibin Su is the sole shareholder of Golden Fish, he is deemed as the beneficial owner of the shares owned by Golden Fish.

* Percentage is calculated based on 21,376,918 shares of common stock outstanding as of January 15, 2019 as disclosed in the Issuer’s Form 10-K filed on January 15, 2019.

1	NAMES OF REPORTING PERSONS: Continent Investment Management Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,728,500
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,728,500
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,728,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.76% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

* Percentage is calculated based on 21,376,918 shares of common stock outstanding as of January 15, 2019 as disclosed in the Issuer’s Form 10-K filed on January 15, 2019.

1	NAMES OF REPORTING PERSONS: Jiyin Li I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (for 2,666,667 shares) and OO (for 2,728,500 shares)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,395,167 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,395,167
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,395,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.24% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Including 2,666,667 shares of Common Stock directly held by Mr. Li and 2,728,500 shares of Common Stock beneficially owned by Mr. Li through his ownership of Continent Investment Management Limited (“Continent Investment”). Since Mr. Jiyin Li is the sole shareholder of Continent Investment, he is deemed as the beneficial owner of the shares owned by Continent Investment.

* Percentage is calculated based on 21,376,918 shares of common stock outstanding as of January 15, 2019 as disclosed in the Issuer’s Form 10-K filed on January 15, 2019.

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”), of CX Network Group, Inc. (the “Registrant” or the “Company”). As of the date of this Statement, the Company has 21,376,918 shares of Common Stock issued and outstanding. The address of the principal executive offices of the Company is Room 1801, Vanke building, Northwest Hong 7 Road, Hongtupian District, Nancheng Residential District, Dongguan, Guangdong Province, China.

Item 2.	Identity and Background.

This Statement is being jointly filed by following persons (collectively, the “Reporting Persons”):

(i)	Golden Fish Capital Investment Limited, a British Virgin Islands company with its principal business address at Unit 8, 3/F., Qwomar Trading Complex, Blackbune Road, Port Purcell, Road Town, Torotla, British Virgin Islands.
(ii)	Huibin Su, is a citizen of P.R. China with business address at Vanke building 1801A, No.10, Longxi Road, Dongguan Avenue, Nancheng District, Dongguan, Guangdong Province, China.
(iii)	Continent Investment Management Limited, a British Virgin Islands company with its principal business address at Unit 8, 3/F., Qwomar Trading Complex, Blackbune Road, Port Purcell, Road Town, Torotla, British Virgin Islands.
(iv)	Jiyin Li, is a citizen of P.R. China with business address at Vanke building 1801A, No.10, Longxi Road, Dongguan Avenue, Nancheng District, Dongguan, Guangdong Province, China.

During the past five years, neither Mr. Huibin Su nor Mr. Jiyin Li has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the past five years, neither Golden Fish or Continent Investment nor any of their executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2017, Todd Sudeck, the former majority shareholder of the Company entered into a securities purchase agreement (the “SPA”) with Mr. Huibin Su, Mr. Jiyin Li, Mr. Chaoran Zhang (each a “Purchaser” and together, the “Purchasers”) and the Company pursuant to which the Purchasers acquired an aggregate of 12,000,000 shares of Common Stock (the “SPA Shares”) from Todd Sudeck for an aggregate purchase price of $325,000.

On March 20, 2018, the Company, Chuangxiang Holdings Inc. (“CX Cayman”), and Continent Investment and Golden Fish as the stockholders of CX Cayman, entered a the Share Exchange Agreement (“SEA”) pursuant to which the Company agreed to issue an aggregate of 5,350,000 shares of its Common Stock, representing 26.97% of the issued and outstanding shares of the Company immediately after closing, to CX Cayman’s stockholders in exchange for 100% of the issued and outstanding securities of CX Cayman. As a result, Mr. Huibin Su, the sole shareholder of Golden Fish and Mr. Jiyin Li, the sole shareholder of Continent Investment, collectively held and controlled 16,683,334 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons beneficially or directly hold the shares of Common Stock for investment purposes. The common shares that Mr. Su and Mr. Li own or may be deemed to beneficially own are held for investment purposes, but as Mr. Su being the Chief Executive Officer, the Chief Financial Officer and a director and of the board of directors of the Company and Mr. Li being the Chairman of the board of directors of the Company, each of them may have influence over the corporate activities of the Company, including activities which would relate to, or result in an of the actions enumerated in the instructions for the completion of Item 4 of this Schedule 13D. Any future decision of them individually or collectively to take with respect to the Company or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D. A copy of such agreement is attached as Exhibit 7.3 and incorporated by reference herein.

Mr. Huibin Su and Mr. Jiyin Li are parties to the SPA, a copy of which is attached as Exhibit 7.2 and incorporated by reference herein.

Golden Fish and Continent Investment are parties to the SEA, a copy of which is attached as Exhibit 7.1 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1.	Share Exchange Agreement by and among Golden Fish, Continent Investment, the Company, and CX Cayman dated March 20, 2018

Exhibit 7.2	Securities Purchase Agreement by and among Mr. Huibin Su, Mr. Jiyin Li, Mr. Chaoran Zhang, the Company and Todd Sudeck dated March 30, 2017

Exhibit 7.3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: January 22, 2019

Golden Fish Capital Investment Limited

By:	/s/ Huibi Su
Name:	Huibi Su
Title:	Director

Continent Investment Management Limited

By:	/s/ Jiyin Li
Name:	Jiyin Li
Title:	Director

Huibin Su
By:	/s/ Huibin Su

Jiyin Li
By:	/s/ Jiyin Li